Exhibit 99.1
NEWS RELEASE
(For Immediate Dissemination)

Poly-Pacific Gains Access to Kingston Nylon Landfill Site

July 26, 2007

Poly-Pacific International Inc. (TSXV: “PMB-V” / OTCBB: “PLYPF”; Berlin: “A0LGDN”; Frankfurt: “POZ”) (“Poly-Pacific” or the “Company”) is pleased to announce that it has satisfied all of the conditions outlined in the Agreement to Access and Grant Rights to Fibre Resource between The Corporation of the City of Kingston and the Company with respect to the McAdoo’s Lane Landfill Site located within the City of Kingston, Ontario.

Under the terms of the agreement, which was signed on April 27, 2007, some of the stipulated requirements that were to be met by the Company were as follows:
•	Poly-Pacific shall provide to the City an updated Project Plan for Assessment of the Fibre Resource;
•	Poly-Pacific shall provide an irrevocable replacement letter of credit in a form acceptable to the City from a chartered Canadian Bank in the amount of three hundred thousand dollars (CAN$300,000);
•
Poly-Pacific shall provide the City with a certificate of insurance confirming that the Assignee has obtained comprehensive general liability and environmental insurance with exclusive limits of not less than five million dollars (CAN$5,000,000) per occurrence.

Having met these requirements, the City of Kingston has now granted Poly-Pacific a license to access the McAdoo’s Lane Landfill Site for the sole purpose of assessing the feasibility of extracting Fibre from the property. The fibre assessment of the McAdoo’s Lane Landfill Site, under the direction of Angus Ross, M.Sc., P. Eng., of Kingston, Ontario, is expected to begin immediately.

Mr. Randy Hayward, President and CEO, states, “The opportunity to work with the City of Kingston on a nylon reclamation project of this magnitude fulfills the new direction our company has taken in environmental recycling and will be of great benefit to both the City of Kingston and to the shareholders of Poly-Pacific.”

Poly-Pacific is actively developing its business model to include the reclamation of industrial polymer fibre throughout North American landfill sites. Poly-Pacific is a recycling company that manufactures and distributes MultiCutTM, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates.  It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-Pacific by telephone at, (604) 293-8885 or by fax at (604) 293-8234.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release may contain forward looking statements within the meaning of the “safe harbor” provisions of US laws.  These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements.  Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release.